UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

PAETEC Holding Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

695459 10 7

(CUSIP Number)

Charles E. Sieving

Executive Vice President and General Counsel

PAETEC Holding Corp.

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, New York 14450

(585) 340-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Richard J. Parrino, Esq.

Hogan & Hartson L.L.P.

8300 Greensboro Drive

McLean, Virginia 22102

(703) 610-6100

May 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 695459 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard T. Aab
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 5,065,929 shares of Common Stock (1)
8. Shared Voting Power 4,309,500 shares of Common Stock (2)
9. Sole Dispositive Power 5,065,929 shares of Common Stock (1)
10. Shared Dispositive Power 4,309,500 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,375,429 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.7% (3)
14.	Type of Reporting Person (See Instructions) IN

Notes:

(1)	Includes (i) 4,276,456 outstanding shares of Common Stock held directly by the Reporting Person and (ii) 789,473 shares of Common Stock which are subject to a warrant exercisable by the Reporting Person within 60 days of May 31, 2007.

(2)	Consists of 4,309,500 shares of Common Stock held by Melrich Associates, L.P., for which the Reporting Person and his wife are the sole general partners and share voting power and dispositive power.

(3)	Based upon a total of 95,485,570 shares of Common Stock outstanding as of May 1, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2007.

Explanatory Statement

This Amendment No. 1 amends and supplements the Schedule 13D originally filed on March 12, 2007 (the “Original Schedule 13D”), and is being filed on behalf of Richard T. Aab, a citizen of the United States of America (the “Reporting Person”), relating to the common stock, par value $0.01 per share (“Common Stock”), of PAETEC Holding Corp., a Delaware corporation.

Unless otherwise defined, capitalized terms used in this Amendment No. 1 shall have the meaning ascribed to them in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) As of May 31, 2007, the Reporting Person is the beneficial owner of 9,375,429 shares of Common Stock, which represent approximately 9.7% of the shares of Common Stock outstanding as of that date. The shares of Common Stock beneficially owned by the Reporting Person include 4,276,456 outstanding shares held directly by the Reporting Person, 789,473 shares that are subject to an outstanding warrant which is exercisable within 60 days of May 31, 2007, and 4,309,500 shares of Common Stock held by Melrich Associates, L.P., for which the Reporting Person and his wife are the sole general partners.

(b) The Reporting Person has:

(i)	sole power to vote or direct the vote of 5,065,929 shares of Common Stock;

(ii)	shared power to vote or direct the vote of 4,309,500 shares of Common Stock;

(iii)	sole power to dispose or direct the disposition of 5,065,929 shares of Common Stock;

(iv)	shared power to dispose or direct the disposition of 4,309,500 shares of Common Stock.

The Reporting Person shares voting and dispositive power with respect to 4,309,500 shares of Common Stock held by Melrich Associates, L.P., for which the Reporting Person and his wife (Joyce M. Aab) are the sole general partners. The Reporting Person’s wife shares the same business address as the Reporting Person, as reported in Item 2, and is a citizen of the United States. The Reporting Person’s wife has not been the subject of any proceeding that would require disclosure pursuant to sub-item (d) or (e) of Item 2.

(c) Since the filing of the Original Schedule 13D, the Reporting Person sold shares of Common Stock in broker transactions on the Nasdaq Global Select Market as follows:

Date	Number of Shares	Price per Share
May 31, 2007	950,000	$11.417

(d) Not applicable.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Dated: June 4, 2007	/s/ RICHARD T. AAB
Name: Richard T. Aab

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